BLUE EARTH, INC.

2298 Horizon Ridge Parkway

Suite 205

Henderson, Nevada 89052

May 9, 2014

Martin James,

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. James:

Re:	Blue Earth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-54669

Dear Mr. James:

Blue Earth, Inc. (the “Company”) hereby responds to the Staff’s Comment Letter dated May 8, 2014.  The Comments are repeated in the order set forth in the Comment Letter with our responses to follow in order.  The Company has filed Amendment No. 3 to the Form 10-K for the fiscal year ended December 31, 2013 on this date.

Item 8. Financial Statements

Note 17 - Acquisition of Subsidiaries, page F-24

1. We note your response to prior comment 7 regarding the escrow shares under the IPS agreement. While your response states the company’s belief that the shares are not contingent since they will be earned based upon the completion of the seven projects or through projects with other customers of similar size, we note that the shares do appear to be contingent since they cannot be earned unless specified future events or conditions are met. Please refer to the definition of contingent consideration in the FASB Master Glossary. Please further explain to us if the shares will be earned regardless of the

Completion of the projects.

Response: We have reviewed the FASB Master Glossary regarding contingent consideration. The definition states that contingent consideration is an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. Contingent consideration may also give the acquirer the right of return of previously transferred consideration if specified conditions are not met.

Martin James

U.S. Securities and Exchange Commission

May 9, 2014

The shares to acquire IPS/GREG have all been issued and are in the name of the sellers, as purchase consideration pursuant to terms of the acquisition agreement. No additional equity interests will be transferred to the sellers. At the time of the acquisition of IPS/GREG the Company’s management was fully satisfied that 7 projects totaling approximately 112MW would be completed based upon meetings with the management of the large international food processor customer of IPS. Indeed there were more than 30 projects identified with the customer, which we anticipate will ultimately be completed. Substantial progress has been made towards the construction of 7 projects in the nine months since the acquisition, which has confirmed that the original accounting treatment as reported in the Company’s financial statements is correct.

The Company determined that there was (and is) certainty that at least 112MW of projects will be completed. However, as a prudent business precaution, shares were escrowed to allow for a claw back of certain consideration in the unlikely event that the valuation assumptions were not met. There is no element of “rewarding completion” through the shares.

2. Further, your response states that the shares are held in escrow to provide an incentive to the management of IPS to expedite the completion of the 7 projects or replace them with other projects to complete the vesting. Since the shares are provided as an incentive to management to perform it appears that the shares may be share-based employee compensation. As such, please provide us with a detailed analysis of your consideration of FASB ASC 805, including 805-10-55-24 through 55-25 in determining whether the escrow shares are contingent consideration or employee compensation. In your response, please show us your consideration of each of the factors listed in FASB ASC 805-10-55-

25.

Response:  The prior response was in error as it incorrectly confused the warrants with the escrow shares. The reference to an incentive to the management of IPS/GREG to expedite the completion of projects totaling 112 MW was for the vesting of warrants and not the escrowed shares. There is no such incentive attached to the shares issued as consideration in the acquisition agreement. The escrow shares will be released as the projects are completed.

FASB ASC 805-10-55-25 requires the consideration the following factors:

a.

Continuing employment. The employment agreements do not require the sellers to be employed by the Company to receive their shares.

b.

Duration of continuing employment. The employment agreements are not tied to the timing for completion of the projects. The shares issued to purchase IPS/GREG will be released upon completion of the 7 projects over the next year but employment of key management is contracted for a much longer period. Only 3 of the 5 sellers of IPS/GREG were employed by the Company.

c.

Level of compensation. The individuals employed by the Company from among the sellers of IPS/GREG are paid salaries ($300,000 per year each) commensurate with the market for people with their high levels of experience and indeed are the highest paid individuals in the Company.

Martin James

U.S. Securities and Exchange Commission

May 9, 2014

d.

Incremental payments to employees. The employed and non-employed sellers of IPS/GREG participate in the warrants at the same ratios as the shares they received in the transaction.

e.

Number of shares owned. The sellers do not control the Company after the acquisition of IPS/GREG. Their positions have been diluted by additional acquisitions subsequent to the IPS/GREG transaction.

f.

Linkage to valuation. The shares issued in the transaction were on the low end of the valuation of IPS/GREG. The warrants granted but not vested account for the difference in the valuation and are therefore considered to consideration.

g.

Formula for determining consideration. The release of the escrow shares is not tied to any formula.

h.

Other agreements and issues. There are no other agreements or issues.

Accordingly based upon our review of the preceding we are confident that our accounting for the escrow shares as purchase consideration and not contingent consideration is appropriate.

3. Depending on the nature of the shares as discussed above, you should explain to us how you are accounting for and valuing them and ensure that appropriate accounting and disclosures are included in the financial statements.

Response: We are accounting for the shares as issued and outstanding. We are accounting for the purchase of IPS and GREG as a purchase and have valued the construction in progress asset as disclosed in the financial statements. No change in the accounting method is necessary.

4. Please amend to briefly disclose the valuation method used to value the acquired assets.

Response: We have added a sentence at the end of note 17 to disclose the valuation method used to value the acquired assets.

5. In response to prior comment 8 you told us that you issued warrants in the acquisition of IPS that are not currently vested but will vest upon the completed projects reaching certain bench marks in excess of the minimums used to determine the shares issued to reward the sellers if they achieve superior economic performance levels. You also told us that you will record an expense for the value of the warrants when and if they are actually vested. Please either disclose the significant terms of these warrants in the notes to the financial statements, or tell us where this information is already provided. Tell us in more detail how you are accounting for the warrants (for example, as employee compensation or contingent consideration) and include your analysis in determining the appropriate accounting under U.S. GAAP.

Response: We have added to the first paragraph of Note 17 Acquisition of Subsidiaries IPS Power Engineering, Inc. the significant terms of the warrants, including the vesting requirement.

We have not recorded the warrants at this time because they are not currently vested. When vested, they will be accounted for as employee compensation per SEC Staff Announcement 718-10-S99-2 and will be valued using the same principles as other vested warrants.

Martin James

U.S. Securities and Exchange Commission

May 9, 2014

Please also note that when responding to this comment we discovered that the previously reported exercise price was incorrect. The exercise price has been corrected to $1.18 for all of these warrants. No expense related to these warrants has been recognized because the warrants have not yet vested per the above explanation. We have also revised footnote 10 in the warrant table to reflect this correction.

Exhibit 32. Section 906 Certification

6. We note your 906 certifications refer to both Amendment 1 and Amendment 2 of the Form 10-K. Please revise as appropriate and file new, currently dated certifications with your next amendment.

Response: We have filed new and currently dated certifications with this amendment.

Very truly yours,

BLUE EARTH, INC.

By: /s/ Dr. Johnny R. Thomas

Dr. Johnny R. Thomas,

CEO